

August 31, 2011

JoAnn M. Strasser, Esq.
Thompson Hine
312 Walnut Street
14th Floor
Cincinnati, Ohio 45202-4089

Re: The Multi-Strategy Growth & Income Fund (the "Fund")
File Numbers: 333-174909, 811-22572

Dear Ms. Strasser:

The Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act" or "Act"). We have reviewed the registration statement referenced above and have the following comments.

Prospectus

General

1. The registration statement omits material information. We may have comments on the information provided in pre-effective amendments.

2. Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

3. If the Fund has submitted or expects to submit an exemptive application or no action request in connection with its registration please so inform us.

4. Please define terms when they first appear in the document (e.g., the term distributor appears in several sections of the document, which precede the section where it is defined as First Allied Securities, Inc. (the "Distributor").

5. With respect to any distributor the Fund will use to sell its shares, please disclose that they are underwriters under the federal securities laws or advise the staff why you believe they do not constitute underwriters, as that term is defined by the Securities Act and the 1940 Act.

6. The disclosure states that "the Fund" will pay organization and offering costs in connection with the "initial" and "continuous" offering of the Fund's shares. Please revise these

disclosures to state, in plain English, that all organizational and offering costs in connection with the initial offering of the Fund's shares will be borne by the Fund's common shareholders. These costs also need to be shown in the fee table as a shareholder transaction cost, expressed in terms of dollars per shares.

7.   Will the Fund have an initial and continuous offering? Please disclose how terms of those two offerings will differ. For example, after the initial offering is closed, will Fund shares be sold at net asset value ("NAV") plus a sales load? How will investors know the NAV per share and how much money to send to the Fund? Will the Fund advise potential investors near the end of the month when purchases are accepted that the amount on deposit is insufficient?

8.   Please clarify in greater detail how the Fund intends to comply with the liquidity requirements for interval funds set forth in Rule 23c-3(b)(9) under the 1940 Act.

9.   It appears that the Fund has a strategy to leverage through borrowing. We note, however, that the Prospectus is silent as to the ability of the Fund to leverage using preferred stock. If the Fund may leverage using preferred stock, please revise the Prospectus accordingly and include all risks to common shareholders of leveraging through borrowing or the issuance of preferred shares. Absent disclosure that the Fund has no intent of leveraging using preferred stock in the next 12 months, these costs should be included in the fee table (e.g., include the expenses associated with interest payments on the borrowed funds or dividends on preferred shares in the annual expenses portion of the fee table, as well as the offering costs in the shareholder transaction part of the fee table). Also, disclose the maximum percentage of total assets the Fund will borrow.

Outside Front Cover Page

10.   Please disclose prominently on the outside front cover page that the Fund invests in hedge funds and unlisted real estate investment trusts, and that these investments are illiquid and have risks. Also, disclose prominently the risks of these investments in the Prospectus.

11.   Please disclose, in plain English, that the Fund is an interval Fund. Also, disclose that share repurchases in excess of five percent are entirely within the discretion of the Fund and investors should not rely on repurchase offers being made in amounts in excess of five percent of Fund assets.

12.   Please disclose that shares of closed-end funds typically trade at a discount.

13.   The following language, which appears later in the disclosure, also should be disclosed on the outside front cover page, "[t]here currently is no secondary market for the Fund's shares and the Fund expects that no secondary market will develop." In addition add a statement, "describing the tendency of closed-end fund shares to trade frequently at a discount from NAV

and the risk of loss this creates for investors purchasing shares in the initial public offering." *See* Item 1.1.i of Form N-2.

14.   Please add a footnote to the table stating that the offering costs of the initial offering will be borne by the common shareholders. *See* Instruction 6 to Item 1.1.g of Form N-2.

15.   The disclosure states that "[f]unds received [from the sale of shares] will be invested promptly and no arrangements have been made to place funds in an escrow, trust, or similar account." In the Prospectus, please disclose what procedures the Fund has in place to address those instances when it is not possible to invest these funds "promptly."

Investment Objective

16.   This section contains the following terms, "attractive risk-adjusted returns," "low to moderate volatility," "low correlation to the broader markets," "concentrated multi-strategy," and "alternative investment approach." Please confirm to the staff that each of these terms is defined in the Prospectus or revise the Prospectus accordingly.

Prospectus Summary

17.   Please disclose the maximum amount of assets the Fund may invest in hedge funds or fund of hedge funds. We may have further comments.

The Fund

18.   Please confirm that the quoted heading in the last sentence, "Quarterly Repurchase of Shares," is correct or revise accordingly. We note that the Prospectus contains a heading "Repurchase of Shares."

Investment Objective and Policies

19.   Please confirm to the staff that all of the Fund's strategies, including each type of equity and debt instrument in which it will invest, is disclosed in the Prospectus, along with all attendant risks, or revise the Prospectus accordingly. In this regard, we note that under the "Risk Factors" heading, short sales, short positions in futures contracts, and derivatives are discussed. If the Fund will invest in any of these instruments, please revise the Prospectus to describe the Fund's strategies for doing so and include all attendant risks. With respect to derivatives and short sales, please disclose the percentage of Fund assets that will be invested in those instruments. In addition, discuss the costs associated with short sales.

20.   We note that there is a "Leveraging Risks" disclosure. Please disclose the Fund's strategy to leverage (*e.g.*, disclose as a percentage of total assets how much it will leverage and when it will leverage).

21.   The first paragraph states that the Fund will invest in "**other forms of indebtedness**" and "**pooled investment vehicles** that pursue investment strategies linked to . . . other investments that serve as alternatives to traditional stocks and bonds." (Emphasis added.) Please define these investments and indicate that they are "hedge funds." In particular, fully describe them, including how they are regulated.

22.   Please revise the disclosure to state, in plain English, that the Fund may invest in debt securities of any credit quality including below investment grade bonds, and specifically, junk bonds and, if applicable, bonds with default credit ratings. In addition, disclose the percentage of Fund assets to be invested in below investment grade debt and whether there is any limitation on the amount of assets that may be invested in junk. Also, disclose the terms of the bonds in which the Fund will invest with regard to principal, interest, and dividend payments, as well as any applicable reset provisions (*i.e.*, fixed and/or variable).

23.   In the second paragraph, in the last sentence, please delete the parenthetical stating, "(if any)."

REITS

24.   If appropriate, please revise the second sentence from"[t]his estate industry" to "[t]his real estate industry."

Alternative Investment Funds

25.   Please clarify, in plain English, the "'alternative' investment strategies" mentioned in this section.

Structured Notes

26.   Please disclose the issuers of the structured notes in which the Fund will invest. Also, disclose the credit quality ratings of the notes and the source of those ratings.

Underlying Funds

27.   In the disclosure, please explain the meaning of "more efficient execution of the Fund's strategy."

Investment Strategy

28.   This section states that the Adviser employs a "regiment of quantitative and qualitative criteria to arrive at a universe of investments which are considered 'best of breed.'" Please clarify this statement and in particular, discuss the amount of information available to the Adviser when selecting hedge funds (alternative investment funds, ("AIFs")) in which to invest.

Also, define the quoted term "best-of-breed." In addition, should the term "regiment" be changed to "regimen"?

Summary of Risks

29.   The Fund has no minimum offering. Please disclose the risks arising from the fact that the Fund would proceed even though it is thinly capitalized.

Alternative Investment Funds Risk

30.   The disclosure about hedge funds is inadequate. For example, disclose that hedge funds are not regulated under the Act and may leverage more extensively. Also, disclose that hedge funds may have incentive fees and are not obligated to file financial reports with the SEC.

Management Risk

31.   Please disclose that neither the Advisor nor sub-adviser has any experience managing closed-end funds.

Summary of Fund Expenses

32.   Please delete the phrase "Summary of."

Shareholder Transaction Expenses

33.   Under this caption, there is only a "Maximum Sales Load" subcaption. If applicable, please disclose in a separate subcaption under this heading the organizational expenses and offering costs to be paid by the common shareholders, expressed as a percentage of the sales price per share.

Annual Expenses (as a percentage of assets attributable to shares)

Acquired Fund Fees and Expenses

34.   It appears that short sales may be a principal investment strategy of the Fund and, accordingly, the cost of short sales may constitute a material expense of the Fund. In this regard, the "Other Expenses" subcaption must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, you may add a subcaption under "Other Expenses" to disclose specifically the expenses of selling short, particularly if they represent a material percentage of "Other" expenses. A footnote appended to the subcaption should explain why the Fund pays these expenses.

35.	Please revise the fee table's first footnote to read, "[b]ased on estimated amounts for the current fiscal year." *See* General Instruction 6 to Item 3.1 of Form N-2.

Example

36.	In the paragraph following the chart, in the third sentence, please revise the phrase, "[t]he Fund also will pay" to "Common Shareholders also will pay." In addition, revise the phrase, "limitation on expenses" to "limitation on expenses and any future offerings of common, debt, or preferred." Also, in the fourth sentence, delete the phrase "as incurred."

Investment Objective, Policies and Strategies

37.	Please confirm that the information in this section and in the following "Risk Factor" section is summarized in the Prospectus Summary or revise the Summary as appropriate. For example, does the Summary discuss the Fund's "short term trading strategies," which are mentioned in the second paragraph under the sub-heading, "Other Information Regarding Investment Strategy"? With respect to risks, for example, are "Structured Notes" mentioned in the Summary?

Investment Objective and Policies

38.	The last sentence of the first paragraph states that, "[t]he majority of the Fund's investments will be purchased in . . . markets that have less liquidity than exchange-traded securities." Please revise this sentence to state that, "[t]he majority of the Fund's investments will be purchased in . . . markets that have less liquidity than exchange-traded securities or they may have no liquidity at all." Also, please disclose the Fund's policy with respect to what percentage of total assets may be invest in illiquid securities.

39.	Given the disclosure in the last paragraph, does the Fund not have the ability to engage in reverse repurchase agreements or to issues preferred shares?

Investment Strategy and Criteria Used in Selecting Investments

Debt Securities

40.	Please define the abbreviation "ABS." Also, this section discloses that, "[t]he Adviser selects debt securities . . . issued by an entity that the Adviser considers credit worthy." Please rectify this with earlier Prospectus disclosure stating that the Fund invests "without restriction as to credit quality. . . ."

Portfolio Investments - -Select Additional Information

Real Estate Investment Trusts

41.   In the last sentence of the first paragraph, should the phrase, "that is comprised of REIT shares" be changed to "that is comprised of non-REIT shares"?

Alternative Investment Funds

42.   Please disclose that business development companies ("BDCs") have incentive fees and frequently trade at a discount. Also, confirm to the staff that the costs of BDCs, including incentive fees of BDCs are included in the fee table's acquired fund fees and expenses caption or make appropriate revisions.

Risk Factors

Alternative Investment Funds Risk

43.   Following the penultimate sentence, please add the following sentence, "[a]lso, BDCs may engage in certain principal and joint transactions that a mutual fund or closed-end fund may not without an exemptive order."

Liquidity Risk

44.   Please revise the phrase, "[t]here is no guarantee that shareholders" to, "[t]here is no guarantee and, also, it is highly unlikely that shareholders." Also, revise the last sentence from, "[f]unds with principal investment strategies" to, "[f]unds, such as this one, with principal investment strategies."

No Operating History

45.   This section states that, "[t]he Fund's manager and the other principals of the Adviser have no experience managing a closed-end fund." What about their experience with any portfolios of this type?

Environmental Issues

46.   May the Fund be found liable if it owns a significant amount of a REIT that has a judgment rendered against it?

Underlying Funds Risk

47.   Will the Fund only invest in index exchange traded funds ("ETFs") or also in fully managed ETFs?

Management of the Fund

Investment Adviser

48.   Please advise the staff in your response letter of the Adviser's ability to pay under the "Expense Limitation Agreement." Has the Board of Trustees ("Board") evaluated the Adviser's financial wherewithal and ability to pay under the Expense Limitation Agreement?

Determination of Net Asset Value

49.   In the first paragraph, please clarify that the Adviser determines fair value in accordance with policies adopted by the Board and under the Board's supervision.

Conflict of Interest

50.   Please disclose more fully how the Fund will fair value hedge funds or AIFs.

Plan of Distribution

51.   Please disclose the underwriting fees the Distributor will receive in connection with this offering.

52.   The second paragraph states that, "[a]dditionally, the Adviser or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund." Is this fee in addition to the .25% service fee? If yes, please disclose this fee.

Purchase Terms

53.   Please delete language in this section indicating that shareholders may "redeem" shares and replace it with language indicating the Fund will repurchase shares.

Statement of Additional Information ("SAI")

Fundamental Policies

54.   If the Fund will engage in reverse repurchase agreements, please disclose this in the first fundamental policy. Also, please discuss this policy in greater detail in the SAI's text.

55.   In the seventh policy, please disclose the amount, expressed as a percentage of total assets, the Fund may enter into repurchase agreements and loan portfolio securities.

Special Investment Techniques

56.   Please revise this heading to a more appropriate one, ("*e.g.*, "Investment Policies)." In addition, please add disclosure that discusses the Fund's policies and strategies (*e.g.*, loaning portfolio securities, borrowing, engaging in reverse repurchase agreements, if, applicable.) Finally, confirm that the "techniques" in this section are also disclosed in the Prospectus or revise the Prospectus accordingly.

When-Issued, Delayed Delivery and Forward Commitment Securities

57.   The Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review